Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated January 12, 2015

Relating to Prospectus Supplement Dated January 9, 2015

Prospectus Dated June 5, 2014

Registration No. 333-195386

22nd Century Group Establishes Trade Partners Program

to Promote the Sale of RED SUN Cigarettes

January 12, 2015

CLARENCE, N.Y. – 22nd Century Group, Inc. (NYSE MKT: XXII) today announced that the Company has established its “Trade Partners Program” to provide retailers and distributors the opportunity to receive shares of 22nd Century Group common stock as a rebate for purchases of RED SUN brand cigarettes. The Company filed with the U.S. Securities and Exchange Commission on January 9, 2015 a prospectus supplement relating to the Trade Partners Program, in which up to $3.0 million of the Company's pre-existing $45 million Form S-3 shelf registration statement (File No. 333-195386) may be used for common stock issuances under the program (not to exceed 300,000 shares).

The Company established its Trade Partners Program as a strategic incentive plan to give eligible cigarette distributors and retailers the opportunity to earn publicly tradable shares of the Company's common stock in consideration for purchases of the Company's RED SUN brand of cigarettes. Participating distributors will earn $1.00 worth of 22nd Century common stock as a rebate for each carton of RED SUN purchased in 2015 and participating retailers will earn $3.00 worth of 22nd Century common stock as a rebate for each carton of RED SUN purchased in 2015.

Various incentive and rebate programs are already prevalent in the cigarette industry; however, for awarding common stock that is freely tradable on the NYSE MKT exchange, the Trade Partners Program is truly unique. The Company believes that the novel program will be a compelling vehicle to incent cigarette distributors and retailers to purchase and promote RED SUN cigarettes.

Positioned to compete with leading brands like Marlboro® and Camel,® RED SUN is a highly innovative cigarette designed to appeal to upscale, educated consumers while also winning the loyalty of specialty retailers and distributors who were instrumental in building Santa Fe Natural Tobacco Company’s Natural American Spirit® brand.

22nd Century’s President and Chief Operating Officer, Henry Sicignano III, explained, “While spearheading sales and marketing efforts at Santa Fe Natural Tobacco Company, I had opportunities to talk with and learn from hundreds of tobacconists who championed American Spirit. Though they appreciated the sales and profits afforded by American Spirit, these small business owners expressed to me widespread disappointment that they never had the opportunity to own equity in the brand or in Santa Fe Natural Tobacco Company.”

“22nd Century is changing all that,” Mr. Sicignano continued. “Through our Trade Partners Program we are offering retailers and distributors an extraordinary opportunity to become 22nd Century Group shareholders… and a strong incentive to grow RED SUN sales in 2015.”

Many retailers who have committed to stocking 22nd Century products have informed the Company that they have already purchased the Company’s common stock on the open market. 22nd Century’s Chief Financial Officer, John Brodfuehrer explained, “We believe all of the retailers and distributors who are aware of the next phase in our Company’s development – especially pertaining to our modified risk cigarettes in development – are impressed that 22nd Century has a mission of reducing the harm caused by smoking. Furthermore, tobacconists understand that there is a huge market demand for a reduced risk combustible cigarette. We intend to meet that demand.”

For additional information about 22nd Century Group, please visit: www.xxiicentury.com

Additional Information about the Trade Partners Program

The Company has filed a registration statement (including a prospectus and prospectus supplement) on Form S-3 (File No. 333-195386) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. For more information on the Trade Partners Program, you should read the prospectus in that registration statement, the prospectus supplement filed on January 9, 2015 forming a part thereof, and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company will arrange to send you copies of the prospectus and most recent prospectus supplement if you request such documents by calling us at (716) 270-1523.

This is not an offer to buy or the solicitation of an offer to sell any security of the Company nor will there be any offer, sale or solicitation of any security in any jurisdiction in which such offer, sale or solicitation would be unlawful.

Notwithstanding anything to the contrary contained herein, the above summary of the Trade Partners Program is qualified in its entirety by the more detailed and most current official rules of the Trade Partners Program contained in the most recently filed registration statement (including all prospectuses and prospectus supplements) relating thereto.

About 22nd Century Group, Inc.

22nd Century is a plant biotechnology company whose proprietary technology allows for the levels of nicotine and other nicotinic alkaloids (e.g., nornicotine, anatabine and anabasine) in the tobacco plant to be decreased or increased through genetic engineering and plant breeding. The Company’s technology also allows the levels of cannabinoids to be decreased or increased in the cannabis plant. 22nd Century owns or is the exclusive licensee of 128 issued patents plus an additional 53 pending patent applications; 22nd Century also holds co-exclusive rights to another 2 patents and 16 patent applications. Goodrich Tobacco Company, LLC, Hercules Pharmaceuticals, LLC and Botanical Genetics, LLC are wholly-owned subsidiaries of 22nd Century. Goodrich Tobacco is focused on commercial tobacco products and potentially less harmful cigarettes. Hercules Pharmaceuticals is focused on X-22, a prescription smoking cessation aid in development. Botanical Genetics is focused on novel cannabis plant varieties and on cannabis-based products.

Cautionary Note Regarding Forward-Looking Statements: This press release contains forward-looking information, including all statements that are not statements of historical fact regarding the intent, belief or current expectations of 22nd Century Group, Inc., its directors or its officers with respect to the contents of this press release. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. We cannot guarantee future results, levels of activity or performance. You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. These cautionary statements should be considered with any written or oral forward-looking statements that we may issue in the future. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances, or to reflect the occurrence of unanticipated events. You should carefully review and consider the various disclosures made by us in our annual report on Form 10-K for the fiscal year ended December 31, 2013, filed on January 30, 2014, including the section entitled “Risk Factors,” and our other reports filed with the U.S. Securities and Exchange Commission which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

Redington, Inc.

Tom Redington, 203-222-7399